UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 19, 2006

Behringer Harvard Short-Term Opportunity Fund I LP
(Exact Name of Registrant as Specified in Its Charter)

Texas	**000-51291**	**71-0897614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**15601 Dallas Parkway, Suite 600, Addison, Texas
75001**
(Address of principal executive offices)
(Zip Code)

(866) 655-1605
(Registrant's telephone number, including area code)

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   **Other Events.**

On January 19, 2006, the Registrant mailed to its investors the third quarter report summary attached hereto as Exhibit 99.1.

Item 9.01   **Financial Statements and Exhibits.**

(c)   *Exhibits.*

99.1   Third Quarter Report Summary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


BEHRINGER HARVARD SHORT-TERM OPPORTUNITY FUND I LP

By: Behringer Harvard Advisors II LP
Co-General Partner

By: Harvard Property Trust LLC
General Partner


Dated: January 24, 2006


By: /s/ Gerald J. Reihsen, III
Gerald J. Reihsen, III
Executive Vice President –
Corporate Development & Legal
and Secretary


Exhibit 99.1

Behringer Harvard Short-Term Opportunity Fund I LP is designed for three- to five-year real estate holdings with objectives that seek a blend of capital appreciation and current income. The Fund invests in a wide range of opportunistic properties that are believed to have a high potential for value creation through repositioning, development or redevelopment.

Corporate Headquarters
15601 Dallas Parkway
Suite 600
Addison, Texas 75001
866.655.3600
behringerharvard.com

Investor Information
For additional information about Behringer Harvard and its real estate programs, please contact us at 866.655.3650.

BEHRINGER HARVARD SHORT-TERM OPPORTUNITY FUND I LP

Q 3

THIRD QUARTER REPORT SUMMARY


Hotel Palomar & Residences*


250 & 290 E. John Carpenter Freeway


4245 North Central Expressway


1221 Coit


5050 Quorum


1909 Woodall Rodgers




Plaza Bank Center


Landmark Center I & II

15601 Dallas Parkway, Suite 600
Addison, Texas 75001-6026
866.655.3600

*Artist's rendering



LETTER FROM THE
GENERAL PARTNER

Dear Investor:

I am pleased to share with you results from the third quarter of 2005 for Behringer Harvard Short-Term Opportunity Fund I LP.

The Fund purchased two assets in the third quarter, bringing the total to 10 properties in the portfolio. In July, the Fund completed its acquisition of Landmark I & II, two separate but adjacent office buildings in Dallas, Texas. The combined 257,427 square feet of space is 100% leased by a leading national retail supplier of consumer electronics and high tech entertainment products and presents excellent re-tenanting opportunities over the next several years. Other portfolio highlights include:

• Hotel Palomar & Residences (hospitality & condominium development) — Construction activity is in full swing. We are currently on pace to complete construction on schedule.

• 250 & 290 East John Carpenter Freeway — Our marketing efforts to attract replacement tenants at this asset have commenced in anticipation of Citigroup's planned departure in September 2006. Management is developing a network of corporate relocation consultants and major corporate campus brokers to help attract creditworthy tenants to this asset, which is one of the few large square footage office campuses within its region.

• 4245 North Central Expressway — The Fund entered into an agreement wherein HSAD Partners, a former operating partner, assigned their 6.25% interest in the property to the partnership. This will provide additional flexibility as we continue to implement our repositioning strategy for the asset.

• 1221 Coit — This property remains under long-term lease through 2013 with a leading call center services company.

• 5050 Quorum — We are pleased that the primary tenant at this office asset, Chase Bank, renewed its lease. Chase found that the bank drive-through location and the critical branch were important enough to their overall operations to increase their rental obligation and term commitment to the property.

• 1909 Woodall Rodgers — Occupancy at this asset has been increased from 80% to 97%. The asset is now well positioned for a possible sale.

• Plaza Bank Center — This asset is 89% occupied and continues to attract local market tenants. During the third quarter, we continued to reap significant cash flow from this asset in anticipation of replacing the current debt, continuing to increase rental rates and executing our overall investment strategy.

• Bretton Woods Development—As construction commences, this land development project has contracted for the sale of more than half of its lots to local luxury home builders.

Based upon available distributable cash flow, during the third quarter of 2005, the Fund paid shareholders monthly distributions at an annualized rate of 3%. Return objectives dictate that management seek a blend of capital appreciation and current income. The Fund's mix of opportunistic and value-added assets should continue to move us closer to this goal.

Sincerely,

/s/ Robert M. Behringer

Robert M. Behringer
General Partner



BEHRINGER HARVARD SHORT-TERM OPPORTUNITY FUND I LP
FINANCIAL HIGHLIGHTS   *(Unaudited)*

(in thousands)	Three months ended Sept. 30, 2005	Three months ended Sept. 30, 2004	Nine months ended Sept. 30, 2005	Nine months ended Sept. 30, 2004
Total revenue	$ 4,564	$ 749	$ 8,633	$ 1,333
Total expenses	4,657	1,107	9,498	2,066
Interest income	64	31	627	70

Equity in losses of investments in unconsolidated joint ventures		(162)		(152)		(742)		(152)
Gain on sale of assets		—		—		1,096		—
Other income (loss)		(5)		—		—		—
Minority interest		(71)		—		(93)		—
Net income (loss)	$	(267)	$	(479)	$	23	$	(815)

EBITDA

Earnings before Interest, Taxes, Depreciation & Amortization (EBITDA)

Net income (loss)	$	(267)	$	(479)	$	23	$	(815)
Interest expense		295		287		1,001		385
Depreciation		611		200		1,326		305
Amortization		2,323		298		4,891		474
EBITDA	$	2,962	$	306	$	7,241	$	349
Weighted average number of limited partnership units		10,987		2,660		10,698		1,808

SUMMARIZED BALANCE SHEET

		Sept. 30, 2005		Dec. 31, 2004
		(unaudited)		
Total assets	$	170,482	$	99,278
Total liabilities	$	75,745	$	38,723
Minority Interest		3,652		1,695
Total stockholders' equity		91,085		58,860
Total liabilities and stockholders' equity	$	170,482	$	99,278

In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly our consolidated financial position as of September 30, 2005 and December 31, 2004 and our consolidated results of operations and cash flows for the periods ended September 30, 2005 and 2004.

This quarterly report contains forward-looking statements, including discussion and analysis of the financial condition of Behringer Harvard Mid-Term Value Enhancement Fund I LP (which may be referred to as the "Company," "we," "us," or "our") and our subsidiaries, our anticipated capital expenditures required to complete projects, amounts of anticipated cash distributions to our stockholders in the future and other matters. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry. Words such as "may," "will," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "would," "could," "should" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution investors to not place undue reliance on forward-looking statements, which reflect our management's view only as of the date of this report. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. The forward-looking statements should be read in light of these factors.

Current Property Portfolio

1909 Woodall Rodgers Freeway
Dallas, Texas

5050 Quorum Drive
Dallas (Addison), Texas

Plaza Bank Center
Dallas, Texas

4245 North Central Expressway
Dallas, Texas

1221 Coit Road
Dallas (Plano), Texas

Hotel Palomar & Residences
Dallas, Texas

250 & 290 East John Carpenter Freeway
Dallas (Irving), Texas

Bretton Woods Development
Dallas, Texas

Landmark Center I & II
Dallas, Texas

Melissa Development Site
Melissa, Texas (acquired Oct. 2005)

05120007